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                                                                     Exhibit 3.1


         CERTIFICATE OF AMENDMENT OF AMENDED AND RESTATED CERTIFICATE OF
           INCORPORATION, AS AMENDED, OF EASYLINK SERVICES CORPORATION

         EASYLINK SERVICES CORPORATION, a Delaware corporation (the "Corporation"), hereby certifies as follows:

         FIRST: The name of the Corporation is EasyLink Services Corporation. The original Certificate of Incorporation of the Corporation was filed on August 1, 1994. An Amended and Restated Certificate of Incorporation of the Corporation was filed on March 10, 1999. A Certificate of Merger with respect thereto was filed on December 30, 1999, a Certificate of Amendment with respect thereto was filed on June 7, 2000, a Certificate of Merger with respect thereto was filed on August 28, 2000, a Certificate of Merger with respect thereto was filed on October 2, 2000, a Certificate of Ownership and Merger with respect thereto was filed on March 30, 2001, a Certificate of Amendment with respect thereto was filed on June 5, 2001, a Certificate of Amendment with respect thereto was filed on January 22, 2002 and a Certificate of Change of Registered Agent with respect thereto was filed on September 22, 2005. The name under which the Corporation was originally incorporated is "GlobeComm, Inc."

         SECOND: Pursuant to Section 242(b) of the General Corporation Law of the State of Delaware (the "DGCL"), the Board of Directors of the Corporation has duly adopted, and a majority in voting power of the outstanding shares of Class A Common Stock, par value $0.01 per share, has approved, the amendments to the Amended and Restated Certificate of Incorporation of the Corporation set forth in this Certificate of Amendment.

         THIRD: Pursuant to Section 242 of the DGCL, the Amended and Restated Certificate of Incorporation of the Corporation is hereby amended to add the following paragraph to Article V thereof:

         Effective at 9:30 a.m. Eastern Time on August 28, 2006 (the "Effective Time"), every five (5) outstanding shares of Class A Common Stock will be reclassified into and automatically become one (1) outstanding share of Class A Common Stock (as well as the right to receive cash in lieu of any fractional shares of Class A Common Stock upon the surrender of the stock certificates of the relevant holder of record). No fractional share shall be issued in connection with the foregoing reverse stock split. In lieu thereof, upon the surrender of the stock certificates of the relevant holder of record, such holder shall be paid an amount in cash equal to the product of (i) the number of fractional shares of Class A Common Stock that otherwise would have been issued to such holder multiplied by (ii) the product of (A) the average closing bid prices of the Class A Common Stock on The Nasdaq Capital Market for a period of ten trading days immediately preceding the date of the Effective Time multiplied by (B) five (5). Any stock certificate that represented shares of Class A Common Stock immediately before the Effective Time shall, automatically and without the need to surrender the same for exchange, represent the number of shares of Class A Common Stock immediately after the Effective Time resulting from the reverse stock split (as well as the right to receive cash in lieu of any fractional shares of Class A Common Stock upon the surrender of the stock certificates of the relevant holder of record).

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         FOURTH: This Certificate of Amendment shall become effective at the
         Effective Time.

         IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its duly authorized officer on this 25th day of August, 2006.

                    EASYLINK SERVICES CORPORATION


                    By:
                       ---------------------------------------------------------
                         Name: Thomas F. Murawski
                         Title: Chairman, President and Chief Executive Officer